UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
101119105
(CUSIP Number)
Jeffrey Ferguson
The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, D.C. 20004-2505
(202) 729-5626
Copy to:
Lee Meyerson, Esq.
Maripat Alpuche, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 30, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Amendment No. 1 supplements and amends the Schedule 13D filed on September 3, 2008 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”) by BP Holdco, L.P. (“BP Holdco”), TCG Financial Services L.P., Carlyle Financial Services, Ltd., TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P. and DBD Cayman, Ltd. with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.
Item 5. Interests in Securities of the Issuer
          This Amendment No. 1 supplements and amends Item 5 of the Schedule 13D by adding the following paragraph immediately prior to paragraph (c):
          Pursuant to the terms of the Investment Agreement, a special meeting of the Issuer’s shareholders was held on September 30, 2008, at which the Issuer’s shareholders voted to (i) approve the conversion, from time to time in accordance with its terms, of the Series B Preferred Stock into Common Stock and the exercise, from time to time in accordance with their terms, of the Warrants to purchase Common Stock and the issuance of Common Stock in accordance with the terms of the Warrants and (ii) amend the Restated Articles of Organization of the Issuer to increase the number of authorized shares of Common Stock to at least such number as shall be sufficient to permit the full conversion of the Series B Preferred Stock into, and exercise of the Warrants for, Common Stock. In addition, on October 1, 2008, pursuant to the terms of the Restated Articles of Organization of the Issuer, 350.33077 shares of Series A Preferred Stock, all of which were held by BP Holdco, were converted into 6,346,572 shares of Common Stock.
Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
          This Amendment No. 1 supplements and amends Item 6 of the Schedule 13D as set forth below:
          The information set forth in Item 5 is incorporated herein by reference.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 9, 2008

DBD CAYMAN, LTD.
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

TCG HOLDINGS CAYMAN II, L.P.
By:	DBD CAYMAN, LTD., its general partner
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	TCG HOLDINGS CAYMAN II, L.P., its general partner
By:	DBD CAYMAN, LTD., its general partner
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

CARLYLE FINANCIAL SERVICES, LTD.
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TCG FINANCIAL SERVICES L.P.
By:	CARLYLE FINANCIAL SERVICES, LTD., its general partner
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

BP HOLDCO, L.P.
By:	TCG FINANCIAL SERVICES L.P., its general partner
By:	CARLYLE FINANCIAL SERVICES, LTD., its general partner
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director